                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                           FAR EAST ENERGY CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    307325100
                                 (CUSIP Number)

                                 Donald Juckett
                                Thomas Cavanagh
                           Far East Energy Corporation
                           400 N. Sam Houston Parkway
                                    Suite 205
                                Houston, TX 77060
                                 (832) 598-0470

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                                  Amar Budarapu
                              Baker & McKenzie LLP
                          2001 Ross Avenue, Suite 2300
                               Dallas, Texas 75201
                                 (214) 978-3000

                                December 31, 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 9 Pages)
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CUSIP NO. 307325100                   13D                      Page 2 of 9 Pages

--------------------------------------------------------------------------------
1   Name of reporting person
    I.R.S. Identification No. of above person (entities only)

    Donald Juckett
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group*
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   Source of funds*

    SC
--------------------------------------------------------------------------------
5   Check if disclosure of legal proceedings is required pursuant to
    items 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   Citizenship or place of organization

    United States of America
--------------------------------------------------------------------------------
                7   Sole voting power

                    None
  Number of    -----------------------------------------------------------------
   Shares       8   Shared voting power
Beneficially
  Owned By          7,230,000
   Each        -----------------------------------------------------------------
 Reporting      9   Sole dispositive power
  Person
   with             100,000
               -----------------------------------------------------------------
               10   Shared dispositive power

                    None
--------------------------------------------------------------------------------
11   Aggregate amount beneficially owned by each reporting person

     7,330,000
--------------------------------------------------------------------------------
12   Check box if the aggregate amount in row (11) excludes certain shares*

                                                                             [ ]
--------------------------------------------------------------------------------
13   Percent of class represented by amount in row (11)

     9.6%
--------------------------------------------------------------------------------
14   Type of reporting person*

     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 307325100                   13D                      Page 3 of 9 Pages

--------------------------------------------------------------------------------
1   Name of reporting person
    I.R.S. Identification No. of above person (entities only)

    Thomas Cavanagh
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group*
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   Source of funds*

    SC
--------------------------------------------------------------------------------
5   Check if disclosure of legal proceedings is required pursuant to
    items 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6   Citizenship or place of organization

    United States of America
--------------------------------------------------------------------------------
                7   Sole voting power

                    None
  Number of    -----------------------------------------------------------------
   Shares       8   Shared voting power
Beneficially
  Owned By          7,230,000
   Each        -----------------------------------------------------------------
 Reporting      9   Sole dispositive power
  Person
   with             100,000
               -----------------------------------------------------------------
               10   Shared dispositive power

                    None
--------------------------------------------------------------------------------
11   Aggregate amount beneficially owned by each reporting person

     7,330,000
--------------------------------------------------------------------------------
12   Check box if the aggregate amount in row (11) excludes certain shares*

                                                                             [ ]
--------------------------------------------------------------------------------
13   Percent of class represented by amount in row (11)

     9.6%
--------------------------------------------------------------------------------
14   Type of reporting person*

     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages


ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Far East Energy Corporation (the "Issuer").

         The principal executive offices of the Issuer are located at 400 North Sam Houston Parkway East, Suite 205, Houston, Texas 77060.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is filed by each of the following persons (the "Reporting Persons"):

            (i)  Donald Juckett, an individual; and

            (ii) Thomas Cavanagh, an individual.

         (b) The business address of Donald Juckett is 8703 Side Saddle Road, Springfield, Virginia 22152. The business address of Thomas Cavanagh is 400 North Sam Houston Parkway East, Suite 205, Houston, Texas 77060.

         (c) Mr. Juckett is an independent industry information consultant, whose address is 8703 Side Saddle Road, Springfield, Virginia 22152. Mr. Cavanagh is the founder and chief executive officer of CSB Petroleum, Inc., an energy company, whose address is 801 Merrill Street, Houston, Texas 77009.

         (d) Neither of the Reporting Persons is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

         (e) Neither of the Reporting Persons is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

         (f) Each Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Beneficial ownership of the 7,230,000 shares of Common Stock of the Issuer to which this Schedule 13D relates was acquired by the Reporting Persons pursuant to Irrevocable Proxies (collectively, the "Proxy") executed by Jawaharlal Gondi and The Arthi Trust in connection with and pursuant to that certain Settlement Agreement (the "Settlement Agreement") by and between Mr. Gondi, The Arthi Trust and the Issuer, dated December 31, 2004.

         Pursuant to the Settlement Agreement, Mr. Gondi and The Arthi Trust executed and delivered to the Issuer the Proxy naming Messrs. Juckett and Cavanagh, each of whom are

                                                               Page 5 of 9 Pages


directors of the Issuer, as agents and proxies, with full power of substitution and re-substitution, to vote 7,230,000 shares of Common Stock and all other shares or securities of the Issuer issued or issuable in respect thereof, now or hereafter controlled, directly or indirectly, by Mr. Gondi, The Arthi Trust or their respective affiliates or with respect to which Mr. Gondi or The Arthi Trust is a beneficial owner (the "Shares"). Pursuant to the terms of the Settlement Agreement, the Issuer paid Mr. Gondi a total amount of $165,000, minus all applicable withholding, and reimbursed Mr. Gondi certain out-of-pocket expenses, in consideration for, among other things, the Proxy.

ITEM 4. PURPOSE OF TRANSACTION.

         As described in Item 3 above, beneficial ownership of the Shares was acquired by the Reporting Persons pursuant to the Proxy executed in connection with and pursuant to provisions of the Settlement Agreement. Mr. Gondi and The Arthi Trust executed and delivered to the Issuer the Proxy naming Messrs. Juckett and Cavanagh, as agents and proxies, with full power of substitution and re-substitution, to vote the Shares. Pursuant to the terms of the Settlement Agreement, the Issuer paid Mr. Gondi a total amount of $165,000, minus all applicable withholding, and reimbursed Mr. Gondi certain out-of-pocket expenses, in consideration for, among other things, the Proxy.

         The Proxy will expire on the second anniversary of the Settlement Agreement, unless the Shares are transferred and the Proxy is earlier released in accordance with and subject to the terms of the Settlement Agreement. During such period, the Proxy will be irrevocable and coupled with an interest and will be irrevocable and will survive the insolvency, incapacity, death or liquidation of Mr. Gondi or any other person granting the Proxy. The Issuer and Messrs. Juckett and Cavanagh will have the right from time to time to designate any member of the board of directors of the Issuer who are not officers of the Issuer or members of the Issuer's audit committee in substitution or resubstitution of a proxyholder. The Proxy provides that the Proxy, at the discretion of the proxyholders named therein, may be used for the purpose of establishing a quorum. The Proxy further provides that, if and to the extent the proxyholders named in the Proxy vote any Shares, such proxyholders will vote such Shares in the same proportion as the votes cast by all other holders of the Issuer's voting capital stock. Any determination to use the Proxy will be made by the majority the members of the board of directors of the Issuer who are not officers of the Issuer or members of the Issuer's audit committee.

         Other than as described above neither of the Reporting Persons currently have plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

         References to, and descriptions of, the Settlement Agreement and the Proxy as set forth herein are qualified in their entirety by reference to the copy of such agreement and proxy incorporated by reference to this Schedule 13D, and such agreement and proxy are incorporated herein in their entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Based upon the knowledge of the Reporting Persons, as of January 5, 2005, there were 76,227,285 shares of Common Stock issued and outstanding. As of January 5, 2005, the

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                                                               Page 6 of 9 Pages


         Reporting Persons beneficially owned 7,330,000 shares of Common Stock, or approximately 9.6% of the total Common Stock deemed to be outstanding. The Reporting Persons have shared voting power over the Shares and do not have sole or shared power to dispose of the Shares. The Reporting Persons disclaim beneficial ownership of the Shares. As of January 5, 2005, each Reporting Person also has the right to acquire 100,000 shares of Common Stock upon exercise of options.

         As described in Items 3 and 4 of this Schedule 13D, the Reporting Persons acquired beneficial ownership of the Shares pursuant to the Proxy executed in connection with, pursuant to, and subject to the provisions of, the Settlement Agreement. No transactions in the Issuer's Common Stock have been engaged in by the Reporting Persons during the past 60 days other than the transaction described in Items 3 and 4 of this Schedule 13D.

         Mr. Gondi and The Arthi Trust continue to have the right to receive or power to direct dividends from, or proceeds from the sale of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Settlement Agreement and Proxy described in Item 4 above, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT NO.       DESCRIPTION
                  -----------

1. Settlement Agreement by and between Jawaharlal Gondi, The Arthi Trust and Far East Energy Corporation, dated December 31, 2004. (Incorporated by reference to the Issuer's Form 8-K (000-32455), filed on January 4, 2005).

2. Joint Filing Agreement, dated as of January 7, 2005, by and between Donald Juckett and Thomas Cavanagh.

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                                                               Page 7 of 9 Pages


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   January 7, 2005


                                                  /s/ Donald Juckett
                                                 -------------------------------
                                                 Donald Juckett


                                                  /s/ Thomas Cavanagh
                                                 -------------------------------
                                                 Thomas Cavanagh

                                                               Page 8 of 9 Pages


                                  EXHIBIT INDEX


EXHIBIT NO.                      DESCRIPTION

1. Settlement Agreement by and between Jawaharlal Gondi, The Arthi Trust and Far East Energy Corporation, dated December 31, 2004. (Incorporated by reference to the Issuer's Form 8-K (000-32455), filed on January 4, 2005).

2. Joint Filing Agreement, dated as of January 7, 2005, by and between Donald Juckett and Thomas Cavanagh.